

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 17, 2017

Sarah Hlavinka McConnell
Executive Vice President, General Counsel and Secretary
Xerox Corporation
201 Merritt 7
Norwalk, Connecticut 06851-1056

> **Re: Xerox Corporation**
> **Registration Statement on Form S-4**
> **Filed August 11, 2017**
> **File No. 333-219929**

Dear Ms. McConnell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: LizabethAnn Eisen, Esq.
        Cravath, Swaine & Moore LLP